

PRESS RELEASE

Crescent Point Announces Q3 2020 Results

October 29, 2020 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2020.

KEY HIGHLIGHTS

- Generated approximately $120 million of excess cash flow during third quarter, demonstrating continued capital discipline.
- Significantly reduced net debt by over $575 million year-to-date 2020, providing ample liquidity of over $2.5 billion.
- Upwardly revising 2020 production guidance with unchanged capital expenditures.
- Enhanced sustainability and cost structure, allowing for 2021 preliminary program to be fully funded at approximately US$40/bbl.

“Our third quarter results continue to demonstrate the success of our disciplined approach and our strong operational execution,” said Craig Bryksa, President and CEO of Crescent Point. “Our continued prioritization of returns and the long-term development of our assets, within the context of our key strategic pillars of balance sheet strength and sustainability, are reflected in our preliminary 2021 outlook and capital allocation."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $235.7 million during third quarter 2020, or $0.44 per share diluted, driven by a strong operating netback of $21.11 per boe, or $26.73 per boe including hedging gains.
- For the quarter ended September 30, 2020, Crescent Point's development capital expenditures totaled $93.3 million. The Company's capital budget for fourth quarter remains focused on high return assets, including the continued advancement of long-term projects to further enhance sustainability, such as decline mitigation.
- Net debt as at September 30, 2020 was approximately $2.2 billion and reflects over $575 million of net debt reduction year-to-date 2020 and approximately $1.2 billion since third quarter 2019. Cash and unutilized credit capacity was over $2.5 billion as at September 30, 2020. Crescent Point has no material near-term senior note debt maturities and its credit facilities do not mature until October 2023.
- As part of its risk management program to protect against commodity price volatility, the Company has currently hedged approximately 70 percent of its oil and liquids production, net of royalty interest, for the fourth quarter 2020. These hedges consist primarily of swaps with an average price of over CDN$62/bbl. Crescent Point has also hedged approximately 40 percent of its first quarter 2021 production, primarily through swaps, at levels above current strip prices at an average price of approximately CDN$62/bbl. The Company also has additional hedges extending throughout 2021 and it will continue to layer on added protection in the context of commodity prices.
- Subsequent to the quarter, Crescent Point declared a quarterly cash dividend of $0.0025 per share payable on January 4, 2021.

OPERATIONAL HIGHLIGHTS

- Crescent Point's average third quarter production was 113,383 boe/d, comprised of over 90 percent oil and liquids. As previously announced, the Company reactivated economic volumes during third quarter that were previously shut-in.
- Crescent Point's average per well capital costs are trending in-line with its previously announced expectation for cost reductions of over 10 percent by year-end 2020. These capital cost improvements include internal efficiencies resulting from the Company's supply chain initiatives and drilling and completion optimization along with the benefits of knowledge transfer within its asset portfolio.
- Crescent Point continued to optimize its workflows and successfully implement its operational technology ("OT") platform throughout its Saskatchewan assets during third quarter 2020. As a result of these and other cost reduction initiatives, the Company has now removed approximately $60 million, or nine percent, of its budgeted operating expenses in 2020. Crescent Point plans to continue this rollout throughout 2021. The Company's OT platform has also further enhanced safe operations and risk management practices, while reducing emissions.
- Year-to-date, Crescent Point has converted approximately 110 producing wells to water injection, as part of its waterflood program, and expects to convert a total of approximately 135 wells in 2020. These activities are expected to continue to moderate the Company's long-term decline rate.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

OUTLOOK

The increase to Crescent Point's 2020 production guidance, with unchanged capital expenditures, demonstrates the success of the Company's continued operational execution and capital discipline. Crescent Point's financial results for the remainder of the year are also well insulated from the current volatility in commodity prices, as approximately 70 percent of its fourth quarter oil production is hedged at attractive levels.

The Company's recently established preliminary outlook for 2021 anticipates being able to generate annual average production that is in-line with, or exceeds, its estimated second half 2020 production of approximately 110,000 boe/d while spending $500 to $550 million in development capital. The Company plans to release its formal annual budget in late 2020 or early in the new year.

Crescent Point's preliminary 2021 program includes a base decline rate of approximately 25 percent, down from approximately 30 percent at the start of 2020, and is expected to be fully funded within cash flow at approximately US$40/bbl WTI. The Company expects to generate approximately $175 to $350 million of excess cash flow at US$45/bbl to US$50/bbl WTI, providing an increased opportunity to further enhance shareholder value.

Crescent Point will focus on sustaining production and generating excess cash flow in a higher commodity price environment, with approximately $40 million of funds flow sensitivity for every US$1/bbl change in WTI in 2021, and will remain flexible in the event of lower commodity prices.

Management will also remain flexible in its operations and business practices as it pertains to the COVID-19 pandemic, in order to continue to protect the health and safety of its stakeholders.

The Company retains a strong liquidity position with over $2.5 billion of unutilized credit capacity and no material near-term debt maturities. Crescent Point also has a substantial portion of its first half 2021 production hedged at attractive prices and will continue to layer on additional protection, in the context of commodity prices.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Thursday, October 29, 2020 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on the Company's website.

2020 GUIDANCE

The Company's guidance for 2020 is as follows:

	Prior	Revised
Total annual average production (boe/d)	119,000 – 121,000	121,000
% Oil and NGLs	91%	91%
Development capital expenditures ($ millions) [(1)]	$665	$665
Drilling and development (%)	90%	90%
Facilities and seismic (%)	10%	10%

(1)   Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2020, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended September 30		Nine months ended September 30	
	2020	2019	**2020**	2019
Financial				
Cash flow from operating activities	**219.5**	402.2	**615.4**	1,346.4
Adjusted funds flow from operations [(1)]	**235.7**	389.2	**654.2**	1,407.0
Per share [(1) (2)]	**0.44**	0.71	**1.23**	2.56
Net income (loss)	**0.5**	(301.7)	**(2,468.7)**	(101.2)
Per share [(2)]	**—**	(0.55)	**(4.67)**	(0.18)
Adjusted net earnings from operations [(1)]	**71.0**	32.6	**91.8**	336.9
Per share [(1) (2)]	**0.13**	0.06	**0.17**	0.61
Dividends declared	**1.3**	5.5	**8.0**	16.6
Per share [(2)]	**0.0025**	0.0100	**0.0150**	0.0300
Net debt [(1)]	**2,189.2**	3,360.0	**2,189.2**	3,360.0
Net debt to adjusted funds flow from operations [(1) (3)]	**2.0**	1.9	**2.0**	1.9
Weighted average shares outstanding				
Basic	**529.7**	547.5	**529.1**	548.5
Diluted	**532.9**	548.0	**530.5**	548.6
Operating				
Average daily production				
Crude oil (bbls/d)	**89,260**	119,011	**98,662**	131,215
NGLs (bbls/d)	**13,458**	20,627	**15,048**	20,523
Natural gas (mcf/d)	**63,988**	96,422	**68,593**	97,403
Total (boe/d)	**113,383**	155,708	**125,142**	167,972
Average selling prices [(4)]				
Crude oil ($/bbl)	**48.24**	66.22	**41.74**	67.68
NGLs ($/bbl)	**19.05**	14.09	**14.93**	20.27
Natural gas ($/mcf)	**2.94**	1.96	**2.90**	2.59
Total ($/boe)	**41.89**	53.69	**36.29**	56.85
Netback ($/boe)				
Oil and gas sales	**41.89**	53.69	**36.29**	56.85
Royalties	**(5.35)**	(8.29)	**(4.65)**	(8.26)
Operating expenses	**(13.10)**	(12.38)	**(12.42)**	(12.59)
Transportation expenses	**(2.33)**	(2.09)	**(2.27)**	(2.08)
Operating netback [(1)]	**21.11**	30.93	**16.95**	33.92
Realized gain on derivatives	**5.62**	1.33	**5.96**	0.45
Other [(5)]	**(4.13)**	(5.09)	**(3.83)**	(3.69)
Adjusted funds flow from operations netback [(1)]	**22.60**	27.17	**19.08**	30.68
Capital Expenditures				
Capital dispositions, net [(6)]	**(0.9)**	(199.2)	**(507.9)**	(260.3)
Development capital expenditures				
Drilling and development	**76.6**	337.1	**434.2**	843.2
Facilities and seismic	**16.7**	25.2	**51.2**	65.5
Total	**93.3**	362.3	**485.4**	908.7
Land expenditures	**1.2**	2.2	**2.8**	10.3

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.

(4) The average selling prices reported are before realized derivatives and transportation.

(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "funds flow", "adjusted funds flow from operations per share - diluted", "excess cash flow", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to adjusted funds flow from operations", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow are equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

($ millions)	Three months ended September 30		Nine months ended September 30	
	2020	2019	**2020**	2019
Cash flow from operating activities	**219.5**	402.2	**615.4**	1,346.4
Changes in non-cash working capital	**14.8**	(21.8)	**22.8**	40.9
Transaction costs	**0.1**	3.1	**5.4**	4.2
Decommissioning expenditures	**1.3**	5.7	**10.6**	15.5
Adjusted funds flow from operations	**235.7**	389.2	**654.2**	1,407.0
Capital expenditures	**(102.8)**	(374.3)	**(517.2)**	(948.7)
Dividends	**(1.3)**	(5.5)	**(8.0)**	(16.6)
Other [(1)]	**(13.0)**	(0.9)	**(48.0)**	(11.4)
Excess cash flow	**118.6**	8.5	**81.0**	430.3

(1) Includes payments on lease liability, asset retirement obligations and other cash items, excluding net acquisitions and dispositions.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended September 30		Nine months ended September 30	
	2020	2019	**2020**	2019
Net income (loss)	**0.5**	(301.7)	**(2,468.7)**	(101.2)
Amortization of E&E undeveloped land	**16.7**	33.6	**58.0**	107.8
Impairment	**—**	241.4	**3,557.8**	249.9
Unrealized derivative (gains) losses	**116.3**	(128.3)	**(73.0)**	115.7
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	**(37.7)**	40.5	**24.1**	(155.2)
Unrealized loss on long-term investments	**0.8**	0.1	**5.1**	1.5
Net (gain) loss on capital dispositions	**0.4**	193.2	**(307.9)**	199.3
Deferred tax relating to adjustments	**(26.0)**	(46.2)	**(703.6)**	(80.9)
Adjusted net earnings from operations	**71.0**	32.6	**91.8**	336.9

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2020	September 30, 2019
Long-term debt [(1)]	2,413.7	3,578.2
Accounts payable and accrued liabilities	277.8	525.8
Long-term compensation liability [(2)]	11.6	50.9
Cash	(8.6)	(122.9)
Accounts receivable	(189.5)	(336.7)
Prepaids and deposits	(24.1)	(9.8)
Long-term investments	(1.7)	(7.1)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(290.0)	(318.4)
Net debt	2,189.2	3,360.0

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability and is net of equity derivative contracts.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: ample liquidity of over $2.5 billion; 2020 production guidance and capital expenditures; 2021 preliminary program fully funded at approximately US$40/bbl; capital budget for fourth quarter focused on high return assets, including the continued advancement of long-term projects to further enhance sustainability; the plans, purpose, nature and extent of the hedging program; dividend payment; plans to continue the OT platform rollout throughout 2021; 2020 waterflood conversions and impact on corporate decline rate; outlook; Crescent Point's financial results for the remainder of the year are well insulated from the current volatility in commodity prices; Crescent Point's preliminary outlook for 2021 is expected to be fully funded within cash flow at approximately US$40/bbl WTI; generating annual average production in 2021 that is in-line with, or exceeds, estimated second half 2020 production of approximately 110,000 boe/d while spending $500 to $550 million in development capital; the release of a formal annual budget in late 2020 or early in 2021; Crescent Point's preliminary 2021 program including a base decline rate of approximately 25 percent; at US$45/bbl to US$50/bbl WTI, expectations of generating approximately $175 to $350 million of excess cash flow and providing an increased opportunity to further enhance shareholder value; the Company remaining flexible in the event of lower commodity prices and focusing on sustaining production and generating excess cash flow in a higher commodity price environment; approximately $40 million of funds flow sensitivity for every US$1/bbl change in WTI in 2021; management remaining flexible in its operations and business practices as they pertain to the COVID-19 pandemic, in order to continue to protect the health and safety of its stakeholders; a substantial portion of first half 2021 production hedged at attractive prices and expectations of layering on additional protection, in the context of commodity prices; and 2020 guidance including total annual average production including percentage of oil and NGLs and drilling capital expenditures, including percentage dedicated to drilling and development and facilities and seismic.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material assumptions and risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2020 under "Commodity Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies", "Risk Factors", "Guidance" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies", and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2020 under the headings "Commodity Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies" and "Guidance". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.